

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition II Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

Re: Roth CH Acquisition II Co.
Draft Registration Statement on Form S-1
Submitted September 11, 2020
CIK No. 0001824403

Dear Mr. Roth:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Financial Statements, page F-1

1. Please tell us how you determined it would be appropriate to include unaudited interim results as of July 31, 2020 and for the seven months ended July 31, 2020.

You may contact William Demarest at (202) 551-3432 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551- 3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction